GasLog and GasLog Partners Announce Re-financing of 2016 and 2017 Debt Maturities

Monaco – February 18, 2016 – GasLog Ltd. (“GasLog” or the “Company”) (NYSE:GLOG) and GasLog Partners LP (“GasLog Partners”) (NYSE:GLOP) today announce that they have entered into binding agreements for the re-financing of six vessels, representing all debt maturities for both entities due in 2016 and 2017. The re-financing was completed in two parts:

•	A senior and junior tranche mortgage debt re-financing on five of its contracted vessels of up to $576.5 million (the “Five Vessel Re-financing”); and
•	A sale and leaseback in Japan of the Methane Julia Louise with Mitsui & Co., Ltd. (“Mitsui”), where GasLog has agreed to sell the vessel and immediately thereafter lease it back on a bareboat charter (the “Sale & Leaseback”).

Key Highlights:

•	The transactions re-finance all 2016 and 2017 debt maturities leaving GasLog and GasLog Partners with no re-financing requirements until 2018
•	Weighted average profile on the senior tranche of 21 years from vessel delivery
•	Attractive blended margin across the senior and junior tranches
•	The facility was syndicated with seven international banks
•	The Sale & Leaseback allows for a future dropdown to GasLog Partners as described below
•	Broadens GasLog’s access to alternative sources of financing

The Five Vessel Re-financing

This week, GasLog signed and executed a $576.5 million Five Vessel Re-financing for debt maturities, which were due in 2016 and 2017. It is comprised of a 5-year senior tranche facility of up to $396.5 million and a 2-year bullet junior tranche of up to $180.0 million.

The vessels covered by the Five Vessel Re-financing are the GasLog-owned Methane Lydon Volney and Methane Becki Anne and the GasLog Partners-owned Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally.

ABN AMRO BANK N.V. and DNB (UK) LTD. were mandated lead arrangers to the transaction. The other banks in the syndicate are: DVB Bank America N.V., Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited.

Sale & Leaseback of the Methane Julia Louise with Mitsui

Also this week, GasLog’s subsidiary, GAS-twenty six Ltd., signed a binding agreement subject only to usual ship sale and leaseback conditions, with a subsidiary of Mitsui (‘Mitsui’) for the sale and leaseback of the Methane Julia Louise. Mitsui itself has the right to on-sell and leaseback the vessel. The vessel is being sold to Mitsui for a total consideration approximately equivalent to its current book value. Concurrently, GasLog has agreed to lease back the vessel from Mitsui for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year 10 and no later than the end of year 17 of the bareboat charter.

GasLog Partners retains its option to purchase the special purpose entity that controls the charter revenues of this vessel. This entity, together with the revenues from the charter, continue to be eligible for dropdown into GasLog Partners. The vessel will remain on its eleven year charter with Methane Services Ltd, now a wholly owned subsidiary of Royal Dutch Shell plc (“Shell”) following the completion by Shell of the BG Group plc acquisition on February 15, 2016.

Simon Crowe, Chief Financial Officer at GasLog and GasLog Partners commented, “With the successful completion of these two financings, GasLog and GasLog Partners have no debt maturities until 2018. The completion of this Five Vessel Re-Financing follows the $1.3 billion newbuild financing we completed in October 2015, which provided GasLog with committed financing against all of its eight future newbuild deliveries.

The terms of this Five Vessel Re-financing, which is secured against contracted, modern LNG carriers with a strong counterparty, are in line with GasLog’s other secured debt facilities. The facility was syndicated across a number of international banks and we were very pleased with the appetite of the banks in the syndicate to lend to GasLog.

Through the Mitsui transaction, GasLog has broadened its access to alternative sources of financing at a very competitive tenor and cost of capital. Further, GasLog has created a new working partnership with one of the world’s largest and most reputable LNG players. We strongly believe this partnership will be beneficial to both GasLog and Mitsui going forwards.”

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s fully-owned fleet includes 19 LNG carriers (including 11 ships in operation and 8 LNG carriers on order) and GasLog has four LNG carriers operating under its technical management for third parties. GasLog Partners LP, a master limited partnership formed by GasLog, owns a further eight LNG carriers. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

About GasLog Partners LP

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under long-term charters. GasLog Partners’ fleet consists of eight LNG carriers with an average carrying capacity of 148,750 cbm, each of which has a multi-year time charter. GasLog Partners’ executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit the GasLog Partners website at http://www.gaslogmlp.com.

Contacts:

Simon Crowe – Chief Financial Officer

Phone: +44 203 388 3116

Jamie Buckland – Head of Investor Relations

Phone: +44 203 388 3116

Email: ir@gaslogltd.com

Forward Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•	general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements;

•	continued low prices for crude oil and petroleum products;

•	our ability to enter into time charters with new and existing customers;

•	changes in the ownership of our charterers;

•	our customers’ performance of their obligations under our time charters;

•	our future operating performance, financial condition, liquidity and cash available for dividends and distributions;

•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•	future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•	number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	our ability to maintain long-term relationships with major energy companies;

•	our ability to maximize the use of our ships, including the re-employment or disposal of ships not under time charter commitments;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies and standards imposed by our charterers applicable to our business;

•	risks inherent in ship operation, including the discharge of pollutants;

•	availability of skilled labor, ship crews and management;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	potential liability from future litigation; and

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.